EXHIBIT 11.1

PMI VENTURES LTD.
(“the Company”)

Code of Ethics for Officers

It is the policy of the Company that all officers, including the President and the Chief Financial Officer, adhere to and advocate the following principles governing their professional and ethical conduct in the fulfillment of their responsibilities:

  Act with honesty and integrity, avoiding actual or apparent conflicts between his or her personal, private interest and the interest of the Company, including receiving improper personal benefits as a result of his or her position.

  Provide stakeholders with information that is accurate, complete, objective, relevant, timely and understandable.

  Comply with laws of federal, provincial and local governments applicable to the Company, and the rules and regulations of private and public regulatory agencies having jurisdiction over the Company.

  Act in good faith, responsibly, with due care, and diligence, without misrepresenting or omitting material facts or allowing independent judgment to be compromised.

  Respect the confidentiality of information acquired in the course of the performance of his or her responsibilities except when authorized or otherwise legally obligated to disclose. Do not use confidential information, acquired in the course of the performance of his or her responsibilities, for personal advantage. Do not compete directly or indirectly with the Company.

  Proactively promote ethical behavior among subordinates and peers.

  Use corporate assets and resources employed or entrusted in a responsible manner.

  Advance the Company’s legitimate interest and proactively promote high integrity as a responsible member of his or her business team and/or in his or her work environment.